Exhibit 99.2

1701 Hollis Street
Suite 400, Founders Square
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

Press Release

Gammon Gold Reports 3-Year Consolidated Operational Outlook and Updated Reserves and Resources

Halifax, March 30, 2010: Gammon Gold Inc. (“Gammon” or the “Company”) (TSX:GAM and NYSE:GRS): today issued a 3-year operational outlook for the years 2010 to 2012 and updated Reserves and Resources statements as at December 31, 2009.

3-Year Operational Outlook

In 2010, the Company expects to produce 150,000 to 180,000 ounces of gold and 6.10 to 6.85 million ounces of silver, or 260,000 to 305,000 gold equivalent ounces, using a gold-to-silver ratio of 55:1, from existing operations. Total cash costs for 2010 are expected to be $440 to $475 per gold equivalent ounce using the same ratio. The anticipated increase in production over 2009 is expected to be supported by a number of factors including:

  Completing the commissioning of the Phase III mill expansion during the second quarter of 2010 that will increase mill capacity to between 3,300 and 3,400 tonnes per day (“tpd”)

  Achieving the Ocampo steady-state underground production target of 1,500 tonnes per day by the end of the first quarter of 2010

  Gaining access to higher grade mineralization in the Picacho open pit during the second quarter of 2010

  Completing the heap leach expansion program and ramping up stacking rates to targeted levels of over 10,000 tonnes per day during the second quarter of 2010

  Completing the development of the Santa Eduviges underground mine with production anticipated during the second half of 2010 with further expansions in 2011

  Continuing to improve productivity at El Cubo to targeted levels of 1,850 tonnes per day by the second half of 2010

In subsequent years, further increases in production from existing operations and decreases in total cash costs are expected to be supported by a number of factors including:

  Consistent operations at Ocampo and increased in-situ ore production to 2,000 tpd from El Cubo

  Full-year production from the Santa Eduviges underground mine at Ocampo

  Continued productivity enhancements throughout our operations

Gammon Gold – 3-Year Operational Outlook
Production:	2010	2011	2012
Gold Ounces	150-180,000 oz	155-185,000 oz	175-205,000 oz
Silver Ounces	6,100-6,850k oz	7,500-8,250k oz	6,750-7,500k oz
Gold Equivalent(1)	260-305,000 oz	290-335,000 oz	295-340,000 oz
Cash Cost per Gold Equivalent Ounce(1)(2)	$440-$475	$410-$445	$395-$430
1.	Assumes a 55:1 gold-to-silver ratio
2.	Assumes a foreign exchange rate of 12.5 Mexican pesos to one U.S. dollar

“The majority of 2010’s production growth from existing operations is expected to be realized in the second half of the year when the Company completes the Ocampo capital expansion program, the Ocampo underground mine achieves steady state production of 1,500 tonnes per day and we realize ongoing productivity improvements at the El Cubo mine. Additional production is planned early in the second half of the year when the Santa Eduviges underground mine is expected to come into production.” stated Rene Marion, President and Chief Executive Officer of Gammon Gold. “In 2011 and 2012, we expect production to increase as we gain the full year benefit of the Ocampo capital expansion program, production from Santa Eduviges and the planned improved productivities at El Cubo. Through our aggressive exploration program we anticipate that future years will benefit from the development of new orebodies identified by our strategic exploration program and reserves growth that we expect to realize through our drilling programs.”

Reserve and Resource Estimates

Mineral Reserves and Mineral Resources are stated as of December 31, 2009 and have been calculated assuming a gold price of $845 per ounce, a silver price of $14.35 per ounce and an exchange rate of 12.5 Mexican Pesos to the US dollar.

Proven and Probable Mineral Reserves

Consolidated

Gammon’s total proven and probable mineral reserves at year-end 2009 decreased by 412,000 ounces to 2,546,000 gold equivalent ounces, versus 2,958,000 gold equivalent ounces at year end 2008, or a decrease of 14%, using a silver to gold ratio of 58.89:1. Mining depletion of 267,000 gold equivalent ounces accounted for 9% of the net reduction. 2009 year end Proven & Probable Reserves are 67,776,000 tonnes at 0.65 grams per tonne gold, 30 grams per tonne silver for an average gold equivalent grade of 1.17 grams per tonne using a silver to gold ratio of 58.89:1. 2009 year end Proven & Probable Reserve tonnages have increased by 7,886,000 tonnes (an increase of approximately 13%) from the 2008 year end Reserves.

Ocampo Underground

2009 year end Proven & Probable Reserves at the Ocampo underground are 2,953,000 tonnes at 3.58 grams per tonne gold, 177 grams per tonne silver for an average gold equivalent grade of 6.59 grams per tonne using a silver to gold ratio of 58.89:1, resulting in 626,000 contained gold equivalent ounces, or an increase of 16% over 2008 year end gold equivalent ounces after mining depletion.

Ocampo Open Pit

2009 year end Proven & Probable Reserves at the Ocampo open pits are 61,248,000 tonnes at 0.40 grams per tonne gold, 16 grams per tonne silver for an average gold equivalent grade of 0.67 grams per tonne, resulting in 1,324,000 contained gold equivalent ounces using a silver to gold ratio of 58.89:1. This is a reduction of 25% from the 2008 year end Proven & Probable gold equivalent reserve ounces and is a 16% reduction following 2009 mining depletion. The reduction in 2009 Proven and Probable Reserves is primarily a result of the 2009 drilling program that targeted deeper inferred material in and below the pit bottom. This drilling program returned lower than expected average grades that upon incorporation into the resource interpretation resulted in lower overall pit grades. The impact of the 2009 drilling program was partially offset by a reduction in the leach cutoff grade from 0.30 grams per tonne to 0.18 grams per tonne, and the significant inclusion of additional leach material within the ultimate pit. The additional leach material has also had the impact of significantly reducing the strip ratio year over year from 3.0 to 2.3.

El Cubo Underground

2009 year end Proven & Probable Reserves at the El Cubo underground are 3,575,000 tonnes at 2.64 grams per tonne gold, 150 grams per tonne silver for an average gold equivalent grade of 5.19 grams per tonne using a silver to gold ratio of 58.89:1, resulting in 596,000 contained gold equivalent ounces. At a silver to gold ratio of 58.89:1, gold equivalent ounces have decreased by 7% from 2008 year end reserves of which mining depletion accounted for 3% of the decrease. Reductions were primarily due to the removal from reserve of specific remnant pillars deemed to be impractical to mine.

Consolidated Measured and Indicated Mineral Resources

Gammon’s total Measured and Indicated mineral resources at year-end 2009 decreased by 195,000 ounces to 489,000 gold equivalent ounces, versus 684,000 gold equivalent ounces, a decrease of 29% over 2008. 2009 year end Measured and Indicated mineral resources are 17,565,000 tonnes at 0.59 grams per tonne gold, 17 grams per tonne silver for an average gold equivalent grade of 0.87 grams per tonne using a silver to gold ratio of 60.00:1. The decrease in Measured and Indicated resources is primarily a result of the drop in the leach cutoff grade within the Ocampo open pit and the subsequent conversion of low grade Measured and Indicated into Proven and Probable.

Consolidated Inferred Mineral Resources

Gammon’s total Inferred mineral resources at year-end 2009 decreased by 303,000 ounces to 4,638,000 gold equivalent ounces ay a silver to gold ratio of 60.00:1, versus 4,941,00 gold equivalent ounces, a decrease of 6% over 2008. The reduction in Inferred resources can be attributed to the conversion of resource material to Proven and Probable and Measured and Indicated in the open pit as a result of the 2009 pit drilling program, the conversion of Inferred material to Proven and Probable ore at the Ocampo underground and the conversion of Las Torres Inferred material to Proven and Probable ore at the El Cubo mine.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project (“Mezquite”) in Zacatecas State, Mexico.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices in 2010 and subsequent years, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Ocampo Proven & Probable Reserves(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000's)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)
Open Pit Area(9)
Proven	0.39	17	0.67	29,636	374	15,813	643
Probable	0.40	16	0.67	31,612	406	16,180	681
Total Open Pit Area Proven & Probable	0.40	16	0.67	61,248	781	31,994	1,324
Underground Area
Proven	3.67	186	6.83	2,266	268	13,524	497
Probable	3.25	151	5.81	686	72	3,323	128
Total Underground Area Proven & Probable	3.58	177	6.59	2,953	339	16,847	626

Total Proven	0.63	29	1.11	31,902	642	29,337	1,140
Total Probable	0.46	19	0.78	32,299	478	19,504	809

Total Ocampo
Proven & Probable	0.54	24	0.94	64,201	1,120	48,841	1,949

El Cubo Proven & Probable Reserves(4)(5)(7)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)
El Cubo
Proven	2.72	159	5.43	1,373	120	7,028	240
Probable	2.86	141	5.26	1,688	155	7,651	285
Total El Cubo Proven &
Probable Reserves	2.80	149	5.33	3,061	275	14,679	525
Las Torres (Underground)
Proven	1.60	155	4.24	305	16	1,521	41
Probable	1.86	153	4.47	209	13	1,031	30
Total Las Torres Proven &
Probable Reserves	1.71	155	4.33	514	28	2,552	72

Total Proven – El Cubo and Las Torres	2.52	158	5.21	1,678	136	8,549	281
Total Probable – El Cubo and Las Torres	2.75	142	5.17	1,897	168	8,682	315

Total Proven &
Probable Reserves – El Cubo and Las Torres	2.64	150	5.19	3,575	304	17,232	596

Total Summary of Proven & Probable Reserves(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)

Total Proven	0.72	35	1.32	33,580	778	37,886	1,422
Total Probable	0.59	26	1.02	34,196	646	28,186	1,124

Total Proven &
Probable Reserves	0.65	30	1.17	67,776	1,424	66,072	2,546

Ocampo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Open Pit Area(9)
Measured	0.20	7	0.31	5.604	35	1,220	56
Indicated	0.16	6	0.25	9,008	46	1,613	73
Total Open Pit Area Measured & Indicated	0.17	6	0.27	14,612	81	2,833	129
Inferred	1.42	38	2.06	8,888	405	10,957	588
Underground Area
Measured	3.10	190	6.26	275	27	1,681	55
Indicated	2.20	87	3.65	230	16	645	27
Total Underground Measured & Indicated	2.69	143	5.08	505	44	2,326	82
Inferred	4.50	262	8.86	5,330	771	44,858	1,519
Summary - Total Measured & Indicated
Total Measured	0.33	15	0.59	5,879	63	2,901	111
Total Indicated	0.21	8	0.34	9,238	62	2,258	100
Total Measured & Indicated	0.26	11	0.43	15,117	125	5,159	211
Summary - Total Inferred
Total Inferred	2.57	122	4.61	14,218	1,176	55,815	2,107

El Cubo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
El Cubo
Measured	1.91	93	3.46	112	7	334	12
Indicated	2.03	96	3.63	197	13	608	23
Total El Cubo Measured &
Indicated	1.99	95	3.57	309	20	942	36
Inferred	4.10	203	7.49	2,416	319	15,790	582
Las Torres
Measured	2.02	68	3.14	27	2	59	3
Indicated	2.13	65	3.22	11	1	24	1
Total Las Torres Measured &
Indicated	2.05	67	3.17	38	3	82	4
Inferred	4.34	171	7.19	487	68	2,679	113
Phoenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2.72	49	3.54	2,100	184	3,308	239
Total Phoenix Pit Measured &
Indicated	2.72	49	3.54	2,100	184	3,308	239
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured – El Cubo and Las Torres	1.93	88	3.40	139	9	393	15
Total Indicated – El Cubo and Las Torres	2.66	53	3.54	2,309	197	3,940	263
Total Measured & Indicated – El Cubo and Las
Torres	2.62	55	3.53	2,448	206	4,333	278
Summary - Inferred
Total Inferred – El Cubo and Las Torres	4.14	198	7.44	2,903	387	18,469	694

Guadalupe y Calvo Estimate of Inferred Resources(3)(4)(5)(7)(10)
Deposit Location	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Rosario Bulk Tonnage
(at 75% of available tonnes)	1.60	96	3.25	10,700	566	33,100	1,118
Rosario Underground
(at 33% of available tonnes)	18.50	435	24.28	700	393	9,200	546
Rosario
Total Rosario Inferred	2.64	117	4.54	11,400	959	42,300	1,664
Nankin Underground
(at 33% of available tonnes)	9.25	260	13.45	400	118	3,300	173
Nankin
Total Nankin Inferred	9.25	260	13.45	400	118	3,300	173
Summary - Inferred
Total Rosario and	2.84	120	4.84	11,800	1,077	45,600	1,837
Nankin Inferred

Total Summary of Measured, Indicated and Inferred Resources(3)(4)(5)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Summary - Measured & Indicated
Total Measured	0.37	17	0.65	6,018	72	3,294	126
Total Indicated	0.70	17	0.98	11,546	259	6,198	363
Total Measured & Indicated	0.59	17	0.87	17,565	331	9,492	489
Summary - Inferred
Total Inferred	2.84	129	4.99	28,921	2,640	119,884	4,638

Notes to Mineral Resources and Reserves Tables:

1.	Gold equivalent calculations use the reserve metal prices of $845/oz for gold and $14.35/oz for silver for a gold to silver ratio of 58.89:1 .
2.	Gold equivalent calculations use the resource metal prices of $975/oz for gold and $16.25/oz for silver for a gold to silver ratio of 60.00:1 .
3.

These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.

4.

Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into Reserves

5.	Mineral Reserves and Resources have been calculated as at December 31, 2009.
6.	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
7.	The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2009 are as follows:

	Au	Ag
	Metallurgical	Metallurgical	Cut-off Grade
Mine	Recovery (%)	Recovery (%)	g/t
Ocampo Open-Pit Mill	96	82	>2.5
Ocampo Open Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush	60	35	>0.18-0.70
Ocampo Underground	96	82	2.0
El Cubo	89	89	2.19

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8.	The Ocampo Open Pit strip ratio is 2.3:1.
9.	The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology.
10.	Sums may not add to totals due to rounding.